Exhibit 99.2

Supplemental Agreement to Strategic Cooperation Agreement to Source Raw Plasma

Party A: Xinjiang Deyuan Bioengineering Co., Ltd. (“Xinjiang Deyuan”)

Registered Address: No.399, Dongrong Street, North District, High-tech Zone, Urumqi, Xinjiang, China

Legal Representative: Lv Xianzhong

Party B: Guizhou Taibang Biological Products Co., Ltd. (“Guizhou Taibang”)

Registered Address: Zhulin Village, Huaxi District, Guiyang City

Legal Representative: Li Hui

Party C: Lv Xianzhong

On August 28, 2015, Parties A, B, and C signed the Strategic Cooperation Agreement to Source Raw Plasma (the “2015 Cooperation Agreement”), which will expire on July 31, 2018. In view of Party A’s inability to repay principal and interest to Party B on schedule, Party A’s need to receive financing from Party B, and Party B’s need to entrust the operations of the Six Plasma Collection Stations, including the Zepu plasma collection station, to Party A and source plasma from these collection stations, Party A is willing to continue to supply source plasma to Party B from the Six Plasma Collection Stations, including the Zepu plasma collection station, as listed in the 2015 Cooperation Agreement. After adequate and friendly negotiations, Parties A, B, and C hereto agree as follows:

1. The term of financing and source plasma supply cooperation agreed upon in the 2015 Cooperation Agreement is extended for three years until July 31, 2021; Zepu County Taibang Plasma Co., Ltd., Cele County Taibang Plasma Co., Ltd., Shule County Taibang Plasma Co., Ltd., Xinhe County Taibang Plasma Co., Ltd., Jimusaier County Plasma Co., Ltd., and Hotan Kunyu Taibang Plasma Co., Ltd. (the “Six Plasma Collection Stations”) will continue to supply source plasma to Party B. During the extended period of cooperation, the accumulated supply of source plasma supplied by the Six Plasma Collection Stations shall be no less than 500 tonnes and is targeted to reach 600 tonnes. Such source plasma supply will begin to be counted from the date upon which the Six Plasma Collection Stations complete the supply of 500 tonnes of source plasma agreed in the 2015 Cooperation Agreement.

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2. The maturity date of the Loan under clause 2.3 of the 2015 Cooperation Agreement is amended to be July 31, 2021. During the Loan term from August 1, 2018, to July 31, 2021, the annual interest rate agreed under clause 2.4.1 of the 2015 Cooperation Agreement is amended to be 8%.

3. Clause 2.4.2.1 of the 2015 Cooperation Agreement is amended and restated as following: The interest shall be paid on a monthly basis, and the date of the interest payment shall be the last day of each month. In the event that, for a specific month, the management fee sets off part of the principal amount of the Loan, then, due to the change in the interest-bearing principal, the interest for such month will be calculated based on segmented rates partitioned by the date on which the principal of the Loan is partially set off by the management fee (such date shall be deemed to be the day after the relevant source plasma is delivered to Party B).

4. Party A and the Six Plasma Collection Stations shall provide invoices on all of Party B's paid transactions in accordance with the actual expenditures of Party B before August 31, 2018. If Party A and the Six Plasma Collection Stations fail to issue invoices in time according to law, Party A shall compensate Party B for any tax related losses caused (including but not limited to Party B being noticed for evaded tax, late payment fees, and fines by the tax authority), except that Party A is not obligated to compensate Party B if the invoice is not issued to Party B in time due to Party B’s failure to provide the billing information in a timely manner, Party B’s failure to pay for source plasma supply in a timely manner (except when Party A’s receivables are frozen by the court), or other reasons not caused by Party A, such as Party B’s own tax compliance issues.

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5. Starting August 1, 2018, Party A shall issue and deliver an invoice to Party B within 7 working days of the month following the month when the management fee is settled by Party B (including settlement by the management fee’s setting off the equivalent amount of principal and interest of the Loan). The Six Plasma Collection Stations shall issue and deliver an invoice to Party B within 7 working days of the month following the month when receiving source plasma payment from Party B. If Party A and the Six Plasma Collection Stations fail to issue invoices and send them in time to Party B, Party B can refuse to pay the Six Plasma Collection Stations for source plasma until invoices are received, except that Party B cannot refuse to pay if Party A and the Six Plasma Collection Station’s failure to issue the invoice in time is caused by Party B’s failure to provide the billing information in a timely manner, Party B’s failure to pay for source plasma supply in a timely manner, or other reasons not caused by Party A, such as Party B’s own tax compliance issues.

6. Considering that the cost of source plasma collection across the Six Plasma Collection Stations has increased, clause 3.2.2 of the 2015 Cooperation Agreement is amended as follows: based on the quantity of qualified source plasma supplied by the Six Plasma Collection Stations to Party B, Party B shall pay RMB 850,000 per tonne of source plasma according to the supply contract and this agreement to the Six Plasma Collection Stations, and Party B shall pay RMB 300,000 per tonne of source plasma to Party A as management fees (which refers to the management service fee for Party A’s management of the Six Plasma Collection Stations as entrusted by Party B). Such management fees that Party A is entitled to receive from Party B shall be used to set off the interest payable by Party A to Party B under the Loan. If Party A's received management service fees exceed the interest payable to Party B, the excess shall be used to set off an equivalent amount of the principal of the Loan.

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7. Party A shall actively raise funds from other channels and strive to pay the principal and interest of the Loan to Party B in advance. If Party A fully repays the principal and interest to Party B and settles the invoices of Party A and the Six Plasma Collection Stations to Party B, then the three parties may terminate the financing and source plasma supply cooperation.

8. Except as expressly amended and/or superseded by this Supplemental Agreement, the 2015 Cooperation Agreement remains in full force and effect.

9. After the Supplemental Agreement comes into effect, it becomes an integral part of the 2015 Cooperation Agreement and has the same legal effect as the 2015 Cooperation Agreement. In the event of a conflict between this Supplemental Agreement and the 2015 Cooperation Agreement, this Supplemental Agreement shall prevail.

10. Upon the expiration of this Supplemental Agreement, Parties A and B may agree on an extension of this Supplemental Agreement if conditions at the time require the two parties’ cooperation.

11. This Supplemental Agreement is made in nine counterparts, and each party holds three. Each counterpart has the same legal effect.

(The below is left blank for Parties A, B, and C to sign and seal)

Party A (seal): Xinjiang Deyuan Bioengineering Co., Ltd.

Legal Representative or Authorized Representative Signature:

Party B (seal): Guizhou Taibang Biological Products Co., Ltd.

Legal Representative or Authorized Representative Signature:

Party C (Lv Xianzhong) Signature:

August 1, 2018

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